362

Exhibit 7

RATIO OF EARNINGS TO FIXED CHARGES

Year ended December 31,	2013	2012	2011	2010	2009
Earnings:
Income before taxes	1,189	2,005	1,027	1,727	(413)
Add: Fixed charges included in earnings	1,746	2,151	2,148	2,438	2,632
(A) Total Earnings	2,934	4,156	3,175	4,165	2,219

Fixed charges:
Interest	355	519	491	426	412
Interest on fixed annuities, investment contracts and savings accounts	1,391	1,632	1,657	2,012	2,220
Sub-total fixed charges included in earnings	1,746	2,151	2,148	2,438	2,632

Dividend on preferred shares	24	59	59	59	90
Coupons on perpetual capital securities	194	230	237	251	244
Coupons on Non-Cumulative Subordinated Notes	28	30	-	-	-
(B) Total fixed charges	1,992	2,470	2,444	2,748	2,966

Ratio: (A) / (B)	1.5	1.7	1.3	1.5	0.7
Ratio excluding interest on fixed annuities, investment contracts and savings accounts	2.6	3.0	1.9	2.9	0.0

Supplemental Annual Report 2013